UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001-80

Company Registry (NIRE): 33300275410

Publicly-held Company

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 10, 2011

I. DATE, TIME AND VENUE: March 10, 2011, at 11:30 a.m., at the headquarters of Contax Participações S.A., located at Rua do Passeio, 48 a 56, parte, Centro, in the city and state of Rio de Janeiro ("Company" or "Contax Participações"). II. QUORUM:  The majority of the sitting members of the Board of Directors. III. CALL NOTICE:  Through individual messages sent to the Board Members. IV. PRESIDING: Chairman: Fernando Antonio Pimentel Melo, and Secretary: Luciene Sherique Antaki. V. AGENDA: (1) amendment of the Bylaws of Contax Participações S.A. to permit the creation of a Special Independent Committee to assess the conditions for the incorporation of shares of Mobitel S.A. (“Dedic”) into the Company; VI. RESOLUTIONS: due to the proposal of the incorporation of Dedic into the Company ("Incorporation") to be opportunely submitted for the deliberation of an Extraordinary Shareholders’ Meeting of the Company, the majority of the members of the Board authorized the convening of an Extraordinary Shareholders’ Meeting to resolve on the proposal to add a new provision, Article 17-A, to the Company's Bylaws, to provide for the creation of a Special Independent Committee, composed of three members, either members of the Company’s management or not, all of whom independent and with proven experience and technical ability, who shall be responsible for evaluating the conditions of the Incorporation and submit its recommendations to the Company’s Board of Directors. The new Article 17-A of the Company’s Bylaws shall read as follows: “Article 17-A.  The Company shall create, on a temporary basis, a Special Independent Committee for the sole purpose of analyzing the conditions of the incorporation of shares of Mobitel S.A. into the Company and submitting its recommendations to the Company’s Board of Directors.         Paragraph 1. The Special Independent Committee will be composed of three members, elected by the Board of Directors, all of whom independent (either members of the Company’s management or not), with proven experience and technical ability, and subject to the same attributes and legal responsibilities as the Company’s management, in accordance with Article 160 of Corporation Law. Paragraph 2. Independent members of the Special Independent Committee shall be deemed to be those who comply with the definition of "independent member” set forth in the Listing Regulations of the

Novo Mercado trading segment of the São Paulo Stock Exchange. Paragraph 3. The Special Independent Committee will not have executive or decision-making powers and its reports, proposals and/or recommendations will be submitted to the Board of Directors. Paragraph 4. The Board of Directors will be responsible for determining the compensation of the members of the Special Independent Committee and authorizing the appointment, by the Executive Board, of its members and the independent consultants to provide support for its proposals.”The dissenting vote of Board member, Manuel Jeremias Leite Caldas, regarding the matters hereby resolved was registered and filed in the Company's records. VII. CLOSURE:There being no further matters to discuss, the meeting was adjourned for the drawing up of these minutes, which were read, found to be in compliance, approved and signed by all those present. Rio de Janeiro, March 10, 2011. (signatures) Members of the Board: Fernando Antonio Pimentel Melo (Chairman); PedroJereissati; Alexandre Jereissati Legey (alternate member); Cristiano Yazbek Pereira (alternate member); Ivan Ribeiro de Oliveira (alternate member); Marcel Cecchi Vieira; Antonio Adriano Silva; Paulo Edgar Trapp; Sérgio Francisco da Silva; Luiz Antonio dos Santos (alternate member); Manuel Jeremias Leite Caldas.

Luciene Sherique Antaki

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 16, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.